Mail Stop 4561

July 27, 2007

Ben Feder
Acting Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012

      Re: **Take-Two Interactive Software, Inc.**
                 Form 10-K for the Fiscal Year Ended October 31, 2006
                 Filed on February 28, 2007
                 File No. 000-29230

Dear Mr. Feder:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief